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OMB Number: 3235-0123
Expires: September 30, 1998
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**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26883

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01-01-2002__ AND ENDING __12-31-2002__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fox & Henry, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

455 S. Frontage Road

(No. and Street)

RECEIVED

MAR 0 3 2003

Burr Ridge	IL	60527
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William E. Fox   (630) 325-4445

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

George Korbakes & Co. L.L.P.

(Name — if individual, state last, first, middle name)

745 McClintock Dr.	Burr Ridge	IL	60527
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, __William E. Fox__ _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Fox & Henry, Inc.__ _____, as of __December 31_____, 19__2002__, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

__Secondary Income Fund IV, Secondary Income Fund V, Secondary__

__Income Fund VI__

_____ Signature

__President__
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Report Pursuant to S.E.C. Rule 17a-5(d)
Fox & Henry. Inc.

December 31, 2002



George Korbakes & Co., LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
of Fox & Henry, Inc.

We have audited the accompanying balance sheet of Fox & Henry, Inc. an Illinois S corporation as of December 31, 2002, and the related statements of operations & retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fox & Henry, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but it is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole and in conformity with rules of the Securities and Exchange Commission.

George /Korbakes : CO. L. L. P.

Burr Ridge, Illinois

February 24, 2003

Member: American Institute of Certified Public Accountants and Illinois CPA Society

FOX & HENRY, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS

Cash	$ 6,469
Money market funds	25,223
Total	31,692

OTHER ASSETS

Security deposit	1,078
Total	1,078

Total Assets $ 32,770

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable	$ 133
Accrued salary	962
Total	1,095

STOCKHOLDERS' EQUITY

Common Stock; no par value; 1,000 shares authorized, 500 issued	1,000
Additional paid-in capital	7,000
Retained earnings	23,675
Total	31,675

Total Liabilities and Stockholders' Equity $ 32,770

FOX & HENRY, INC.
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEAR DECEMBER 31, 2002

Commission Income	$ <u>95,325</u>
Operating Expenses	
Commissions	75,918
Salaries	43,882
Payroll taxes	3,686
Licenses and regulatory fees	5,538
Legal and accounting	3,000
Rent	14,464
Office supplies and expense	1,432
Telephone	2,068
Printing and postage	1,497
Outside services	1,086
Insurance	33,468
Travel and entertainment	1,865
Dues and publications	1,783
Education	45
Repairs	242
Office overhead reimbursed	(<u>69,642</u>)
Total	<u>120,332</u>
Loss from operations	(25,007)
Other income – interest	<u>435</u>
Net loss	(24,572)
Retained earnings at beginning of year	<u>48,247</u>
Retained earnings at end of year	<u>23,675</u>

The Accompanying Notes are an Integral Part of these Financial Statements

FOX & HENRY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR DECEMBER 31, 2002

Cash Flows Provided by Operating Activities
Collections from customers $ 164,967
Cash paid to suppliers   (189,664)

Net Cash Used by Operating Activities   (24,697)

Cash Flows Used In Investing Activities:
Interest received   435
    Net Cash Provided By Investing Activities   435

Net Decrease in Cash   (24,262)

Cash at beginning of year   55,954
Cash at end of year $ 31,692

Reconciliation of Net Income to Net Cash
Provided by Operating Activities
Net loss   (24,572)
Less: Interest income   (435)
Adjustments to reconcile net loss
to net cash used by operating activities:

Decrease in accounts payable   (211)
Increase in accrued liabilities   521

Net Cash Used by Operating Activities $ (24,697)

FOX & HENRY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

1. **BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES**

   Business

   Fox & Henry, Inc. was incorporated on September 8, 1981, and is a broker/dealer selling direct participation interests in mutual funds and real estate, oil and gas partnerships on a commission basis.

   Revenue Recognition

   Commission income is recognized on a trade-date basis.

   Income Taxes

   The Company has elected to be taxed as a small business corporation and, therefore, all income is taxed directly to its shareholders for Federal Income Tax purposes. For state tax purposes no provision for Illinois Replacement Tax has been included.

   Policy of Cash Equivalents

   For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months.

2. **COMMITMENTS**

   The Company leases office space under a month to month lease expiring January 31, 2003.

   Minimum future rental payments under the month to month operating lease is as follows:

2003	$ 1,078
Total Minimum Future Rental Payments	$ 1,078

FOX & HENRY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

3.   **RELATED PARTY TRANSACTIONS**

The shareholders of the Company are general partners in certain real estate partnerships, which are operated out of the Company's office facility. The Company was reimbursed $69,642 by the related partnerships for office overhead.

4.   **RECONCILIATION OF NET CAPITAL**

Net Capital - Financial and Operational Combined Uniform Single Report As of December 31, 2002	$ 30,597
Net Capital - Financial Report	$ 31,675
Difference	$ 1,078

SUPPLEMENTARY INFORMATION



George Korbakes & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT
ON THE INTERNAL CONTROL STRUCTURE

To the Stockholders and the Board of Directors
Fox & Henry, Inc.

We have examined the financial statements of Fox & Henry, Inc. For the year ended December 31, 2002 and have issued our report thereon dated February 24, 2003. As part of our examination, we made a study and evaluation of the Company's internal control structure to the extent we considered necessary to evaluate the structure as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Fox & Henry, Inc. That we considered relevant to the objectives stated in SEC Rule 17a(g), (I) in making the periodic computations of net capital under SEC Rule 17a-3(a) (11).

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. SEC Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member: American Institute of Certified Public Accountants and Illinois CPA Society

745 McClintock Drive, Suite 210
Burr Ridge, IL 60527   www.gkorbakes.com

Tel. (630) 986-4800
Fax (630) 986-4882

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Fox & Henry, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Act of 1934, and should not be used for any other purpose.

George Korbakes & Co. L.L.P.

Burr Ridge, Illinois

February 24, 2003

Member: American Institute of Certified Public Accountants and Illinois CPA Society

George Korbakes & Co., LLP

FOCUS REPORT

OMB No. 3235-0123
(5-31-87)

FORM X-17A-5

3/91

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

Fox & Henry, Inc. [13]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

455 S. Frontage Road [20]
(No. and Street)

Burr Ridge [21]   IL [22] 60527 [23]
(City)   (State)   (Zip Code)

SEC FILE NO.

8-26883 [14]
FIRM ID. NO.

0911 [15]

FOR PERIOD BEGINNING (MM/DD/YY)

01-01-2002 [24]

AND ENDING (MM/DD/YY)

12-31-2002 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William E. Fox [30]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

[32]
[34]
[36]
[38]

(Area Code)—Telephone No.

(630) 325-4445 [31]

OFFICIAL USE

[33]
[35]
[37]
[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] [40]   NO [x] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT   [x] [42]

8A-010210-J
FOX & HENRY,
INGRID HENRY,
6428 COCHYBIK
COUNTRYSIDE,
FOX & HENRY, INC., IIA
IL
605525

EXECUTION:

The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the __24__ day of __February__ 19 2002

Manual signatures of:

1) _____
Principal Executive Officer or Managing Partner

2) _____
Principal Financial Officer or Partner

3) _____
Principal Operations Officer or Partner

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

George Korbakes & Co. L.L.P.

| 70 |

ADDRESS	Number and Street	City	State	Zip Code

745 McClintock Dr Ste. 210   Burr Ridge   IL   60527

| 71 | 72 | 73 | 74 |

Check One

(X)   Certified Public Accountant | 75 | FOR SEC USE

( )   Public Accountant | 76 |

( )   Accountant not resident in United States or | 77 |
any of its possessions

DO NOT WRITE UNDER THIS LINE ... FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

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FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Fox & Henry, Inc.	N 3	100

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/2002 | 99 |

SEC FILE NO. 8-26883 | 98 |

ASSETS

Consolidated | 198 |
Unconsolidated | 199 |

	Allowable		Non-Allowable		Total	
1. Cash	$ 31,692	200			$ 31,692	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$	550		810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430				850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ 130						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ 150						
B. Other securities $ ____ 160						
7. Secured demand notes:		470		640		890
market value of collateral:						
A. Exempted securities $ ____ 170						
B. Other securities $ ____ 180						
8. Memberships in exchanges:						
A. Owned, at market $ ____ 190						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets		535	1,078	735	1,078	930
12. TOTAL ASSETS	$ 31,692	540	$ 1,078	740	$ 32,770	940

OMIT PENNIES

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of _12-31-2002_
Fox & Henry, Inc.	

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities

	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable....................	$ [1045]	$ [1255] ▼13 $	[1470]
14. Payable to brokers or dealers:			
A. Clearance account...................	[1114]	[1315]	[1560]
B. Other....................... ▼10	[1115]	[1305]	[1540]
15. Payable to non-customers................	1,095 [1155]	[1355]	1,095 [1610]
16. Securities sold not yet purchased,			
at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities,			
expenses and other	[1205]	[1385]	[1685]
18. Notes and mortgages payable:			
A. Unsecured......................	[1210]		[1690]
B Secured	[1211] ▼12	[1390] ▼14	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 ▼ $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: ... from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value........		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 1,095 [1230]	$ [1450]	$ 1,095 [1760]

Ownership Equity

			Total
21. Sole proprietorship .... ▼15 $			[1770]
22. Partnership (limited partners ....11 $ [1020])			[1780]
23. Corporation:			
A. Preferred stock			[1791]
B. Common stock		1,000	[1792]
C. Additional paid-in capital		7,000	[1793]
D. Retained earnings		23,675	[1794]
E. Total		31,675	[1795]
F. Less capital stock in treasury .... ▼16 (		)	[1796]
24. TOTAL OWNERSHIP EQUITY .... $		31,675	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY .... $		32,770	[1810]

OMIT PENNIES

BASIC FILERS ONLY

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	Fox & Henry, Inc.	as of 12-31-2002

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition.	$ 31,675		3480
2. Deduct ownership equity not allowable for Net Capital	₁₉(	)	3490
3. Total ownership equity qualified for Net Capital	31,675		3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
B. Other (deductions) or allowable credits (List).			3525
5. Total capital and allowable subordinated liabilities	$ 31,675		3530
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 1,078	3540		
B. Secured demand note deficiency	3590		
C. Commodity futures contracts and spot commodities-proprietary capital charges.	3600		
D. Other deductions and/or charges	3610	(1,078)	3620
7. Other additions and/or allowable credits (List)			3630
8. Net capital before haircuts on securities positions	₂₀ $ 30,597		3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):			
A. Contractual securities commitments	$	3660	
B. Subordinated securities borrowings		3670	
C. Trading and investment securities:			
1. Exempted securities	₁₈	3735	
2. Debt securities		3733	
3. Options		3730	
4. Other securities		3734	
D. Undue Concentration		3650	
E. Other (List)		3736	( )	3740
10. Net Capital	$ 30,597		3750

OMIT PENNIE

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Fox & Henry, Inc.   as of 12-31-2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$	73	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	25,597	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	30,487	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$		3790
17. Add.					
A. Drafts for immediate credit	$		3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810		
C. Other unrecorded amounts (List)	$		3820	$	3830
19. Total aggregate indebtedness				$ 1,095	3840
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)				% 4	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)				% 96	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess net capital (line 10 less 24)	$		3910
26. Net capital in excess of: 5% of combined aggregate debit items or $120,000	$		3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or

2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Fox & Henry, Inc.

For the period (MMDDYY) from ½ 01/01/200[3932] ⎸to⎸ 12/31/20 [39]

Number of months included in this statement ___12___ [393]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:		
a. Commissions on transactions in exchange listed equity securities executed on an exchange ....$		3935
b. Commissions on listed option transactions		3936
c. All other securities commissions	95,325	3939
d. Total securities commissions		3940
2. Gains or losses on firm securities trading accounts		
a. From market making in options on a national securities exchange		3945
b. From all other trading		3949
c. Total gain (loss)		3950
3. Gains or losses on firm securities investment accounts		3952
4. Profit (loss) from underwriting and selling groups		3955
5. Revenue from sale of investment company shares		3970
6. Commodities revenue		3990
7. Fees for account supervision, investment advisory and administrative services		3975
8. Other revenue	435	3995
9. Total revenue ....$	95,760	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers ....$		4120
11. Other employee compensation and benefits		4115
12. Commissions paid to other broker-dealers	75,918	4140
13. Interest expense		4075
a. Includes interest on accounts subject to subordination agreements .... [4070]		
14. Regulatory fees and expenses	5,538	4195
15. Other expenses	38,876	4100
16. Total expenses ....$	120,332	4200

NET INCOME

17. Net Income (loss) before Federal Income taxes and items below (Item 9 less Item 16) ....$	(24,572)	4210
18. Provision for Federal Income taxes (for parent only)		4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above		4222
a. After Federal Income taxes of .... [4238]		
20. Extraordinary gains (losses)		4224
a. After Federal Income taxes of .... [4239]		
21. Cumulative effect of changes in accounting principles		4225
22. Net income (loss) after Federal Income taxes and extraordinary items ....$	(24,572)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal Income taxes and extraordinary items ....$		4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Fox & Henry, Inc.

For the period (MMDDYY) from 01/01/2002 to 12/31/200

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period.. $	56,247	4:
A. Net income (loss)...	(24,572)	4:
B. Additions (Includes non-conforming capital of .... ▼ $ [4262])		4:
C. Deductions (Includes non-conforming capital of .... $ [4272])		4:
2. Balance, end of period (From item 1800) .... $	31,675	42

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period .... ▼ $		43
A. Increases		43
B. Decreases		43
4. Balance, end of period (From item 3520)..................................... $		43

OMIT PENN

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER   Fox & Henry, Inc.   as of __12/31/2002__

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon

which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1 .... | 455 |

B. (k) (2)(A)—"Special Account for the Exclusive Benefit of

customers" maintained ....5000.Required.see.attached....................... | 456 |

C. (k) (2)(B)—All customer transactions cleared through another

broker-dealer on a fully disclosed basis. Name of clearing

firm _____ | 4335 | | 457 |

D. (k) (3)—Exempted by order of the Commission .... | 458 |

FOX & HENRY, INC.
ADDENDUM TO QUESTION 25
FOCUS PART IIA
FORM X-17A-5
DECEMBER 31, 2002

We sell partnership interests in real estate, oil and gas partnerships on a commission basis. We do not collect any cash, which is paid by customer directly to issuing partnership. Neither do we hold any securities for customers. However, we have established a segregated cash account for the exclusive benefit of customers. Due to the nature of our business, the only transaction ever recorded in this account was the opening deposit.